LAS VEGAS RAILWAY EXPRESS, INC.
6650 Via Austi Parkway, Suite 170
Las Vegas, Nevada 89119
(702) 583-6715

February 3, 2011

United States
Securities and Exchange Commission
Washington, D.C. 20549
Attn: Ms. Babette Cooper

RE:	Las Vegas Railway Express, Inc.
Form 10-K for Fiscal Year End
March 31, 2010
Form 10-Q for Fiscal Quarter Ended
June 30, 2010 and September 30, 2010
File No. 333-144973

Dear Ms. Cooper,

The subject matter related to your letter dated January 19, 2011 is still being reviewed by our auditors.  We would like to request a further extension to February 16, 2011 to properly provide the required answers to your letter.

Once again, as stated previously, we believe that this request is due to extraordinary circumstances that should not occur in the future.

Thank you for your prompt attention.

Sincerely,

/s/ Michael A. Barron

Michael A. Barron
CEO

Cc:	John Zilliken, CFO
Kyle Tingle, CPA
Ed Hamilton, CPA
File